HARLEY-DAVIDSON, INC.
3700 WEST JUNEAU AVENUE
MILWAUKEE, WISCONSIN 53208

June 19, 2009

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

RE:	Harley-Davidson, Inc. Form 10-K for the year ended December 31, 2008 Schedule 14A File No. 001-09183

Dear Ms. Cvrkel,

This letter sets forth the responses of Harley-Davidson, Inc. (the “Company”) to the letter of the Securities and Exchange Commission (the “Staff”) dated May 26, 2009, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) and the Company’s proxy statement filed on Schedule 14A on April 3, 2009 (“Schedule 14A” or “proxy statement”). To facilitate your review, our responses below include the Staff’s original comments and have been ordered using numbers that correspond with the order set forth in the Staff’s letter.

Form 10-K for the fiscal year ended December 31, 2008

Financial Statements

Note 2. Additional Balance Sheet and Cash Flow Information

1. Cash Flow Information, page 72

We note from your response to our prior comment 2, where you indicate that at December 31, 2008, management believed that the U.S. Federal Reserve’s Term Asset-Backed Loan Facility (TALF) program would open up the TALF and non-TALF asset-backed securitization markets in 2009 and as a result management concluded that it could be reasonably expected that the $2.44 billion in finance receivables would be securitizable in a more liquid asset-backed market in 2009. As a result, you classified the finance receivables held for sale as current assets at December 31, 2008. Also, we note that you continue to be optimistic that the TALF program will bring needed liquidity to the securitization market, and based upon the factors affecting TALF and your review of the economic factors influencing your potential asset-backed securitization activity, you believe that approximately $2.1 billion is the appropriate estimate of the held for sale finance receivables that could be reasonably expected to be securitized in the twelve months following March 29, 2009, which should be classified as current assets in your balance sheet.

In this regard, fully explain to us and disclose in the notes to your financial statements in future filings the underlying facts and circumstances considered by management at December 31, 2008 and March 29, 2009 in believing that the TALF program would open up the TALF and non-TALF asset-backed securitization markets in 2009, which resulted in management’s conclusion that approximately $2.44 billion and $2.1 billion of receivables held for sale should be classified as current assets in your balance sheet at December 31, 2008 and March 29, 2009, respectively. Also please tell us and explain in the notes to your financial statements how you determined the amount of receivables held for sale classified as current versus non-current assets at December 31, 2008 and March 29, 2009 including any relevant assumptions considered in determining such classification. As part of your response, please explain in detail the factors supporting your conclusion given the current illiquid nature of the asset-backed securitization markets and the fact that the release of the TALF program terms were delayed and uncertain to management at December 31, 2008 and at March 29, 2009, respectively.

Company Response:

At December 31, 2008 management believed that the TALF program would open up the term asset-backed securitization markets to both TALF and non-TALF transactions in 2009. Our belief that the TALF program would have a positive impact on market liquidity was based on the Federal Reserve’s intentions for the TALF program and our own understanding of the positive aspects of the TALF program supported by discussions with other market participants, including bankers and potential TALF investors. These discussions indicated that market participants were optimistic about the program and the potential liquidity it could create in the term-asset backed securitization market.

In determining the amount of receivables held for sale to be classified as current versus non-current assets at December 31, 2008, the Company utilized its historical term asset-backed securitization volumes for years prior to 2008 as a reference. The Company believed its historical activity, in more liquid markets, was the best and most reasonable basis on which to estimate what could be reasonably expected to be securitized in 2009, given the impact we believed the TALF program would have on the market in 2009. In addition, a portion of the balance of finance receivables held for sale was current based on collections and other reductions expected to occur in the twelve months following December 31, 2008.

Subsequently, we learned that the release of the TALF program terms was delayed and that there were fewer than expected issuers and investors that participated in the early stages of the TALF program. We believed that initially, market participants exercised caution as they continued to interpret and grow comfortable with the terms of the program.

As of March 29, 2009 the Company used its historical term asset-backed securitization activity as an initial point of reference in determining the amount of receivables held for sale to be classified as current versus non-current. However, given the additional information related to the TALF program and the preliminary work we had done related to our own anticipated second quarter term asset-backed securitization transaction, we lowered our estimate of the amount of receivables that we would securitize in the twelve month period following March 29, 2009 (as compared to our estimate of what we would securitize in the twelve month period following December 2008) and the excess was classified as non-current. The current portion of finance receivables held for sale at March 29, 2009 includes (1) an estimate of the receivables that we expected to be securitized in the twelve months following March 29, 2009 plus (2) the current portion of the remaining balance of finance receivables held for sale based on collections and other reductions expected to occur in the twelve months following March 29, 2009.

Since the end of the Company’s first quarter, we believe the term-asset backed securitization market has supported a significant number of new TALF eligible and non-TALF eligible transactions, including a transaction completed by the Company in May. We believe this activity is consistent with our understanding that the program would bring liquidity to the term asset-backed securitization market.

We believe that disclosure of the factors considered in determining the classification of finance receivables held for sale would be appropriate in the “Liquidity and Capital Resources” section of our annual report on Form 10-K and our quarterly reports on Form 10-Q and, in future filings, we will include such disclosures.

2. Exhibits 4.4 & 4.5

We note you have incorporated by reference Exhibits 4.4 and 4.5. Neither filing includes the schedules and exhibits listed in the table of contents of the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please amend your Form 10-K to file the entire credit agreements, including all exhibits and schedules. Further, please confirm that you will file all exhibits in full and include all attachments, schedules, and exhibits in future filings.

Company Response:

As the Staff noted, the Form 10-K incorporated by reference Exhibits 4.4 and 4.5. We originally filed those documents by means of a Current Report on Form 8-K dated July 22, 2008. In response to the Staff’s comment and based on the Staff’s current view regarding the exhibit filing requirements, we intend to amend that Form 8-K to file the entire three-year credit agreement, including all exhibits and schedules. However, we propose that we not file the 364-day agreement because it has since been superseded and the current document has been filed on a Current Report on Form 8-K dated May 6, 2009. Further, we confirm that we will file all exhibits in full and include all attachments, schedules and exhibits in future filings.

Schedule 14A

3. Certain Transactions, page 40

We note your disclosure of continued commercial relationships with companies related to two of your directors, Messrs. Conrades and Linebarger. To the extent that there were any transactions within the fiscal year comprising of greater than $120,000 in value, those transactions and their values must be disclosed per Item 404 of Regulation S-K. Please confirm that, where applicable, you will disclose specific transactions and their values for transactions pursuant to these relationships in the future.

Company Response:

In the proxy statement, we disclosed continued commercial relationships with companies related to two of our directors. We included that disclosure pursuant to Item 407(a)(3) of Reg. S-K on the basis that these were relationships that the Board of Directors considered under applicable independence definitions in determining that these two directors were independent. In each case, although the amount involved exceeded $120,000, we did not believe that the director had a direct or indirect interest in the relevant transaction that was material for purposes of Item 404(a) of Reg. S-K. Therefore, we did not disclose the relationship pursuant to Item 404(a) of Reg. S-K, and for the same reason, we did not disclose the amount involved. This approach is consistent with the Board’s conclusion that each of these directors qualified as independent because neither had a material relationship with the Company; the amount involved for each director was significantly below the amount of the relevant categorical independence standard that the Board has adopted. We can confirm that, where applicable, we will disclose specific transactions and their values in the future when we believe such disclosure is required pursuant to Item 404(a) because, among other things, the related person in each instance has a material interest in the transaction.

4. Use of Consultants and Other Advisors, page 47

We note your disclosure of comparator companies used to benchmark against for compensation and reward practices that appear to have been compiled by your primary outside compensation advisor, Semler Brossy. On page 48, however, you cite additional survey databases that “were used for benchmarking purposes.” To the extent that any of these databases were used for benchmarking purposes for named executive officers, please confirm that you will identify in your future filings all companies comprising those databases. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Compliance and Disclosure interpretation 118.05 to Regulation S-K.

Company Response:

In 2008, compensation of our named executive officers (“NEOs”) was benchmarked versus competitive medians based upon proxy data from the comparator companies we identified in the proxy statement and upon survey data. As disclosed on page 48 of the proxy statement, the survey sources were four leading compensation surveys: Mercer’s Executive Compensation Survey, Watson Wyatt’s Top Management Survey, Towers Perrin’s Executive Compensation Database and Hewitt’s Total Compensation Management Executive Compensation Survey.  For each of these sources, we determined whether the source provided an appropriate match for the particular position. If more than one survey provided a match, we used an average of the data that those surveys provided. We weighted the proxy data and the survey data 50% each.

If survey data included an average of manufacturing industry data for a position, we used that data.  If survey data did not include an average of manufacturing industry data for a position, then we used general industry data. The manufacturing industry data included all participating companies from the manufacturing industry that reported data for the specific positions.  The general industry competitive data included all participating companies that reported data for the specific positions.  Mercer’s Executive Compensation Survey included a total of 2,579 participating companies and 844 companies from the manufacturing industry.  Watson Wyatt’s Top Management Survey included a total of 2,206 participating companies and 827 companies from the manufacturing industry. Towers Perrin’s Executive Compensation Database included a total of 783 participating companies.  Hewitt’s Total Compensation Management Executive Compensation Survey included a total of 381 participating companies and 142 companies from the manufacturing industry.

Given the broad scope of the surveys in light of the thousands of participating companies and the fact that in using the surveys we do not give prominence to any single company or particular group of companies, we do not believe listing individual companies that participate in the surveys is material or would provide meaningful disclosure to investors or to the discussion of the compensation awarded to, earned by, or paid to our NEOs. However, we will provide the name of each survey utilized along with the number of participating companies as indicated in the paragraph directly above.

5. Corporate STIP, page 51

We note your use of earnings per share (“EPS”) and asset productivity as performance measures for your Corporate STIP for fiscal year 2008. The EPS performance metrics, however, are not included other than your disclosure of the minimum required threshold for an award under this plan. Please confirm that you will provide specific breakdowns of the “weighted average results under all other STIP Plans within the company” that will be used for 50% of the Corporate STIP weighting for fiscal year 2009, and that you will include all corresponding targets. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.

We note what appears to be a discrepancy between your executive compensation philosophy as set forth on page 48 and the metrics of your Corporate STIP plan. The philosophy says your compensation is set up so that “actual compensation paid will vary up and down with” your performance and that it will align “executive and shareholder interests by linking incentive pay primarily to key quantitative results.” Yet the 2009 changes appear to link such compensation to EBIT goals, that is, by backing out real cash payments that decrease the earnings per share which would presumably be a shareholder interest. Please tell us why you believe this measure aligns management and shareholder interests and consider adding disclosure in your proxy next year explaining why you changed this formula and why it aligns management and shareholder interests.

Company Response:

As we have disclosed, the Corporate STIP for 2009 is based 50% upon achieving a Company EBIT goal and 50% upon the weighted average results under all other STIP Plans within the Company. In general, the Company believes that disclosure of information regarding financial, operational and other matters beyond what the Company is already required to disclose would put the Company at a competitive disadvantage because the Company’s significant competitors are not required to and do not disclose similar information to the public. Harley-Davidson is the only major U.S.-based motorcycle manufacturer. With that in mind, for the Corporate STIP:

* In our 2010 proxy statement, we intend to disclose the target for the Company’s 2009 earnings before interest and taxes (“EBIT”) and actual results for EBIT for the 2009 period that will be completed prior to the date of filing the proxy statement.

* The Motor Company STIP Plans within the Company include to varying degrees components based on retail sales of motorcycles and on wholesale sales of parts and accessories and general merchandise. In our 2010 proxy statement, we intend to disclose targets and actual results for these sales measures for the 2009 period that will be completed prior to the date of filing the proxy statement.

* The Motor Company STIP Plans also include to varying degrees components based on certain cost of sales, quality, model year launch, and expense saving measures. The other STIP plans include measures relating to financial and operational results of Harley-Davidson Financial Services, Buell Motorcycle Company, MV Agusta and Harley-Davidson Dealer Systems. Because these components involve information regarding non-public financial, operational and other matters beyond what the Company is already required to disclose, the Company does not intend to disclose targets or actual results for these measures in light of the competitive harm that the Company believes could result.

As a result of the structure of the Corporate STIP and the Company’s other STIP plans, the targets for EBIT and these sales measures, which the Company intends to disclose, account for 70% of an executive’s target opportunity under the Corporate STIP, and the components for which the Company does not intend to disclose targets account for 30% of an executive’s target opportunity under the Corporate STIP.

Regarding the use of EBIT, for many years the Company has used EBIT as the key financial metric in the STIPs for the vast majority of its employees, including two NEOs in our most recent proxy statement. In order to reduce confusion and better align the interests of the few executives in the Corporate STIP with the interests of all other employees, we changed the financial measure for the Corporate STIP plan from EPS to EBIT. We believe that the use of EBIT as the financial metric in the Corporate STIP continues to provide alignment of interests among executives and shareholders in that EBIT provides a good measure of Company financial performance and moves in correlation with EPS. In our 2010 proxy statement, we will include disclosure explaining changes in key metrics affecting incentive compensation for our NEOs.

6. Motor Company STIP, page 51

We note your use of EBIT, asset productivity and retail sales and quality metrics as performance measures for your Motor Company STIP and the supplemental STIP authorized under this plan in 2008. The EBIT and sales and quality performance metrics, however, are not included other than your disclosure of the minimum required threshold for EBIT under this plan. Please confirm that in future filings you will provide EBIT, and all other, metrics used as performance targets. Furthermore, please confirm that you will provide the specific targets for the three separate performance measure groups that will be used for NEOs in future fiscal years. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.

Company Response:

As we have disclosed, there are three different Motor Company STIPs for 2009. The Motor Company STIP for Staff Functions is based 50% upon achieving a Company EBIT goal, 20% upon the Motor Company Operations and Engineering STIP result, 20% upon the Motor Company Sales and Marketing STIP result, and 10% on SG&A goal achievement. The other Motor Company STIP Plans include to varying degrees components based on retail sales of motorcycles, on wholesale sales of parts and accessories and general merchandise and on certain cost of sales, quality, model year launch, and expense saving measures. For the Motor Company STIPs:

* In our 2010 proxy statement, we intend to disclose the targets for the Company’s 2009 EBIT and the 2009 sales measures, as well as actual results for EBIT and these sales measures for the 2009 period that will be completed prior to the date of filing the proxy statement.

* Because the remaining components involve non-public information regarding financial, operational and other matters beyond what the Company is already required to disclose, the Company does not intend to disclose targets or actual results for these measures in light of the competitive harm that the Company believes could result.

As a result of the structure of the Motor Company STIP for Staff Functions and the Motor Company’s other STIP plans, the targets for EBIT and these sales measures, which the Company intends to disclose, account for 70% of an executive’s target opportunity under the Motor Company STIP for Staff Functions, and the components for which the Company does not intend to disclose targets account for 30% of an executive’s target opportunity under the Motor Company STIP for Staff Functions.

7. Pension Benefits, page 66

We note your disclosure on page 67 that Messrs. McCaslin and Ziemer participate in the supplemental executive retirement plans. The plans’ accumulated benefits for Mr. McCaslin are included in the pension benefits table on page 66, but there is no disclosure for Mr. Ziemer. Please confirm that, in the future, you will provide disclosure regarding supplemental executive retirement plan information in the pension benefits table.

Company Response:

Messrs. McCaslin and Ziemer both participate in the supplemental executive retirement plans as described on page 67. However, as discussed in the last paragraph on page 67, benefits under the supplemental executive retirement plans are reduced by the amount of any pension payable under the Company’s Salaried Pension Plan, by the amount of benefits under the Restoration Plan and by any other of our defined benefit retirement programs. As a result of Mr. Ziemer’s tenure, benefits provided to him under the supplemental executive retirement plan were less than the combined benefits provided under the Company’s Salaried Pension Plan, the Restoration Plan and any other of our defined benefit retirement programs. Therefore, the present value of Mr. Ziemer’s accumulated benefits under the supplemental executive retirement plans was -0-, and no amount was included in the pension benefits table. In the future, to the extent this circumstance arises, we will more clearly disclose the reason for excluding such items from the pension benefits table.

The Company acknowledges as follows: it is responsible for the adequacy and accuracy of the disclosure in the Annual Report on Form 10-K for the year ended December 31, 2008 and the Company’s proxy statement filed on Schedule 14A on April 3, 2009; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Annual Report on Form 10-K for the year ended December 31, 2008 and the Company’s proxy statement filed on Schedule 14A on April 3, 2009; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing responses to the undersigned at (414) 343-4101.

Very truly yours,

/s/ John A. Olin
John A. Olin
Interim Chief Financial Officer, Harley-Davidson, Inc.
Vice President and Controller, Harley-Davidson Motor Company